June 3, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Michael Davis and Mr. Jason Drory
Re:    BeiGene, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
File No. 001-37686

Dear Mr. Davis and Mr. Drory:

    BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K filed on February 28, 2022 (the “2021 Annual Report”), as set forth in your letter dated May 20, 2022 addressed to Mr. John Oyler, Chief Executive Officer and Chairman of the Company (the “Comment Letter”). For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. Capitalized terms used but not defined herein are defined in the 2021 Annual Report.

1.We note your response to prior comment 5 including your description of how cash is transferred through your organization. Please revise to disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations. For example, please state whether you have ever faced difficulties or limitations on your ability to transfer cash between subsidiaries. Please update your disclosure to disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the Business section of future annual reports on Form 10-K to disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, including relevant disclosures on material difficulties or limitations the Company may face in its ability to transfer cash between subsidiaries. Further, the Company will disclose its cash management policies and procedures. The Company undertakes to update the Business section in future annual reports on Form 10-K as follows, with necessary updates:

“Cash Management Policies and Procedures

Under our Capitalization and Financing Policy, the frequency and amount of intercompany transfers of funds is determined based on the working capital needs of our subsidiaries and intercompany transactions, and is subject to internal approval processes and funding arrangements. Our management reviews and monitors our cash flow forecast and working capital needs of our subsidiaries on a regular basis. In addition, capital contributions and intercompany loan arrangements are subject to local jurisdiction and banking regulations. In this regard, we have not faced difficulties or limitations in our ability to transfer cash between subsidiaries in any of our operating jurisdictions.

During the normal course of our business, cash is transferred between our subsidiaries via wire transfer to and from bank accounts to pay certain business expenses. Cash is maintained by BeiGene, Ltd. in its bank account and transferred to its subsidiaries when necessary to strengthen our business capabilities, such as paying for new office development, or marketing expenses. In addition, cash may be used by BeiGene, Ltd. to meet corporate expenses such as audit fees, attorneys’ fees, stock exchange listing fees, IR/PR expenses, research and development costs and corporate administrative support expenses.

Cash is transferred between subsidiaries in the form of capital contributions or through intercompany advances or loans, as follows:

•Cash may be transferred between BeiGene HK and its operating subsidiaries in mainland China through intercompany loans and capital contributions, and there are currently no restrictions on transferring funds between BeiGene HK and its subsidiaries in mainland China. Cash generated from BeiGene HK is used to fund operations of its subsidiaries, and no funds were transferred from BeiGene HK’s subsidiaries in mainland China to fund operations of other BeiGene subsidiaries outside of mainland China for the year ended on December 31, 2020 and December 31, 2021. For the year ended December 31, 2020 and December 31, 2021, the amount of cash transferred between BeiGene HK and its subsidiaries in mainland China was $661 million and $44 million, respectively.

•Cash may be transferred between BeiGene UK and/or BeiGene Switzerland and their respective operating subsidiaries through intercompany fund advances and capital contributions. There are currently no restrictions on transferring funds between BeiGene UK or BeiGene Switzerland and their respective operating subsidiaries. Cash generated from BeiGene UK and BeiGene Switzerland are used to fund operations of their respective subsidiaries, and no funds were transferred from BeiGene UK’s subsidiaries or from BeiGene Switzerland’s subsidiaries to fund operations of other BeiGene subsidiaries (such as BeiGene HK and its subsidiaries in mainland China) for the year ended on December 31, 2020 and December 31, 2021. For the year ended December 31, 2020 and December 31, 2021, the amount of cash transferred between BeiGene UK and BeiGene Switzerland to their respective subsidiaries was $0 and $97,000.00 and $2 million and $25 million, respectively.”

2.We note your response to prior comment 6. Please revise your disclosure to explicitly address the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that some of the risks and consequences that are applicable to variable interest entities (“VIEs”) do not apply to the Company because it does not use VIEs in China or elsewhere. Unlike other U.S. listed companies with operations in China, the Company does not conduct business in China through VIEs, and is therefore not subject to the risks of VIE business operations, corporate structure or contractual arrangements. However, in response to the Staff’s comments, we will further revise the disclosure the Company includes in the Business section of future annual reports on Form 10-K to explicitly address the consequences applicable to the Company and its investors if the Company or its subsidiaries inadvertently concludes that permissions from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China permissions China (CAC) or any other governmental agency to approve our operations are not required. Further, the Company will make conforming changes to future relevant risk factor disclosures, as applicable.

The Company undertakes to update the Business section in future annual reports on Form 10-K as follows, with necessary updates:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business in the PRC through our PRC subsidiaries. Our operations in the PRC are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained all requisite licenses and permits from the PRC government authorities that are material for their business operations in the PRC, including, among others, business licenses issued by local counterparts of the SAMR, drug manufacturing licenses, drug trade licenses, CTAs, drug registration certificates, import and export business qualifications and filings, licenses for use of experimental animals, pollutant discharge licenses and permits for urban sewage discharge into drainage pipe networks. No material permissions have been denied to us by relevant government authorities in China. As of the date of this annual report, we do not operate our businesses in China or elsewhere through variable interest entities, or VIEs, and therefore are not subject to risks associated with contractual arrangements with VIEs. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our business operations and corporate structure from the CSRC, CAC or any other PRC governmental agency that would have a material impact on our business, results of operations or financial condition. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in the PRC. If (i) we have inadvertently concluded that such permissions, approvals, licenses or permits have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions, approvals, licenses or permits in the future, then we may have to expend time and costs to procure them. If we are unable to do so on commercially reasonable terms or in a timely manner, it could cause significant disruption to our business operations and damage our reputation, which would in turn have a material adverse effect on our business, results of operations and financial condition.

In connection with our previous issuance of securities listed on the NASDAQ Global Select Market and Hong Kong Stock Exchange, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Intensifying Crack-Down on Illegal Securities Activities,” or the Opinions, which were made available to the public in July 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. We have been closely monitoring and will continue to monitor regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for offerings on the NASDAQ Global Select Market or Hong Kong Stock Exchange.

As of the date of this annual report, we have not received any inquiry, notice, warning or sanction regarding obtaining approval, completing filings or other procedures in connection with offering our equity securities on the NASDAQ Global Select Market or Hong Kong Stock Exchange from the CSRC or any other PRC governmental or regulatory authorities that have jurisdiction over our operations. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, including the Draft Overseas Listing Regulations. If it is determined in the future that the approval of, filing or other procedures with the CSRC or any other Chinese governmental or regulatory authority is required for issuing our equity securities the NASDAQ Global Select Market or Hong Kong Stock Exchange, it is uncertain whether we will be able to and how long it would take for us to obtain the approval or complete the filings or other procedures, despite our efforts. If we, for any reason, are unable to obtain or complete, or experience significant delays in obtaining or completing, the requisite relevant approval(s), filing or other procedure(s), we may face sanctions by the CSRC or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our ability to pay dividends outside of China, limit our operations in the PRC, delay or restrict the repatriation of funds into the PRC or take other actions that could have a material adverse effect on our business, financial condition, and results of operations. According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Draft Overseas Listing Regulations are implemented, the CSRC will formulate and issue guidance for filing procedures. This is an ongoing process that is expected to take some time to become effective. Since the Draft Overseas Listing Regulations have not yet come into effect, we are currently unaffected.”

The Company undertakes to provide risk factor disclosure in future annual reports on Form 10-K as follows, with necessary updates:

“The approval of, or filing or other procedures with, the CSRC or other Chinese regulatory authorities may be required in connection with issuing our equity securities, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures. If the Draft Overseas Listing Regulations is adopted as currently proposed and if we fail to complete a filing with the CSRC, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries could be suspended and their business qualifications and licenses may be revoked, which would have a material adverse effect on our business, financial condition, and results of operations.

In July 2021, the General Office of the Communist Party of China Central Committee and the State Council jointly promulgated the Opinions on Intensifying Crack Down on Illegal Securities Activities (the “Opinions”), pursuant to which Chinese regulators are required to accelerate rulemaking related to the issuance and listing of securities outside of China, and update the existing laws and regulations related to data security, cross-border data flow, and administration of classified information. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries will be required to obtain permission from the PRC government to offer securities on the NASDAQ Global Select Market or Hong Kong Stock Exchange in the future, and even when such permission is required, whether it will be denied or rescinded.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cyber Security Law (as defined below) and Data Security Law (as defined below). As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure investors that we will be able to comply with new regulatory requirements relating to our future capital-raising activities outside of China and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims.

Furthermore, in December 2021, the CSRC promulgated the Draft Overseas Listing Rules, which, among other things, require certain companies to make filings for offerings and listing in stock markets outside of China if such companies meet the criteria set forth in the Draft Overseas Listing Rules. As the Draft Overseas Listing Rules were released only for public comment, the final version and the effective date may be subject to change with substantial uncertainty. According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Draft Overseas Listing Regulations are implemented, the CSRC will formulate and issue guidance for filing procedures. This is an ongoing process that is expected to take some time to become effective. Since the Draft Overseas Listing Regulations have not yet come into effect, we are currently unaffected.

Additionally, according to the CSRC Answers, only new initial public offerings and follow-on offerings by Chinese companies listed outside the PRC will be required to go through the filing process; other companies listed outside the PRC, such as us, will be allowed a sufficient transition period to complete their filing procedures, which means that after the effectiveness of the Draft Overseas Listing Regulations, we may have to go through the filing process for any follow-on offerings we conduct on the NASDAQ Global Select Market or Hong Kong Stock Exchange. If this were to happen, we would expect to be given a sufficient transition period to complete these filings. If the Draft Overseas Listing Regulations is adopted as currently proposed, and if we fail to complete a filing with the CSRC for any of our follow-on offerings or fall within any of the circumstances where our follow-on offerings are prohibited by the State Council, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries could be suspended and their business qualifications and licenses may be revoked, which would have a material adverse effect on our business, financial condition, and results of operations.

As of the date of this report, we have not received any inquiry, notice, warning or sanction regarding obtaining approval, completing filing or other procedures in connection with offering our equity securities on the NASDAQ Global Select Market or Hong Kong Stock Exchange from the CSRC or any other Chinese regulatory authorities that have jurisdiction over our operations. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to securities offerings and other capital markets activities outside of China. If it is determined in the future that the approval of, filing or other procedure with the CSRC or any other regulatory authority is required for issuing our equity securities on the NASDAQ Global Select Market or Hong Kong Stock Exchange, it is uncertain whether we will be able to and how long it would take for us to obtain the approval or complete the filing or other procedure, despite our best efforts. If we, for any reason, are unable to obtain or complete, or experience significant delays in obtaining or completing, the requisite relevant approval(s), filing or other procedure(s), we may face sanctions by the CSRC or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of funds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, ordinary shares, and RMB Shares. In addition, if the CSRC or other regulatory authorities later promulgate new rules requiring that we obtain approvals or complete filing or other procedures for any future public offerings on the NASDAQ Global Select Market or Hong Kong Stock Exchange, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such a requirement could have a material adverse effect on the trading price of our ADSs, ordinary shares, and RMB Shares.

To operate our general business activities currently conducted in China, each of our Chinese subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation (“SAMR”). Each of our Chinese subsidiaries has obtained a valid business license from the local counterpart of the SAMR, and no application for any such license has been denied. The pharmaceutical industry in which we operate is also highly regulated in China. Our Chinese subsidiaries are required to obtain applicable licenses from Chinese government authorities for our operations in China, including drug manufacturing licenses, drug trade license, clinical trial authorizations, drug registration certificates, import and export business qualifications and filings, licenses for use of experimental animals, pollutant discharge licenses and permits for urban sewage discharge into drainage pipe network. We believe our PRC subsidiaries have obtained all applicable licenses and permits which are material to our business operations in China.”

***

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact the undersigned (scott.samuels@beigene.com or 857-327-8286).

Sincerely,

/s/ Scott A. Samuels
Scott A. Samuels
Senior Vice President, General Counsel

Enclosures

cc:    Julia Wang, Chief Financial Officer, BeiGene, Ltd.
    Edwin O’Connor, Goodwin Procter LLP
    Folake Ayoola, Goodwin Procter LLP

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